SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For January 19, 2007

Commission File Number: 333-11014

i-CABLE Communications Limited

(Exact name of Registrant as specified in its charter)

Cable TV Tower

9 Hoi Shing Road

Tsuen Wan, N.T.

Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                        No      X

i-CABLE Communications Limited (“i-CABLE”) is furnishing under cover of Form 6-K the announcement issued by i-CABLE on January 18, 2007 regarding the appointment of Mr. William Jut Ho Kwan as a director.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

i-CABLE Communications Limited

By:	/s/ William Kwan
Name:	William Kwan
Title:	Chief Financial Officer

Dated: January 19, 2007

i-CABLE COMMUNICATIONS LIMITED

(Incorporated in Hong Kong with limited liability)

Stock Code: 1097

APPOINTMENT OF DIRECTOR

i-CABLE Communications Limited (the “Company”; together with its subsidiaries, the “Group”) announces that the board of directors of the Company (the “Board”) has approved the appointment of Mr. William Jut Ho Kwan (“Mr. Kwan”) as a Director of the Company, effective from 1st February, 2007.

Mr. Kwan, aged 43, joined Hong Kong Cable Television Limited (“HKC”), a wholly-owned subsidiary of the Company, in January 1994. He has been the Chief Financial Officer of the Company since 1st January, 2006. Before that, he had been Director – Corporate Development of HKC since 2002. Mr. Kwan is therefore not regarded as an independent non-executive Director of the Company. Mr. Kwan received his education from The Chinese University of Hong Kong and University of Oxford.

Mr. Kwan does not have any relationship with any other Directors, senior management or any substantial or controlling shareholders of the Company. He does not at present, nor did he in the past three years, hold any directorship in any listed public company. He currently holds certain share options previously granted to him by the Company under its employees share option plan. Such options entitle him to subscribe for 260,000 shares of the Company, and are exercisable during the period from 1st April, 2001 to 31st December, 2009 at an exercise price of HK$10.49 per share. Apart from such share options, Mr. Kwan does not have any interest (within the meaning of Part XV of the Securities and Futures Ordinance) in any securities of the Company. He will receive from the Company a director’s fee at the rate of HK$50,000 per annum. This rate of director’s fee is in line with that payable by the Company to other Directors, including independent non-executive Directors, of the Company. Under the existing service contract between the Group and Mr. Kwan, the total amount of his emolument, inclusive of basic salary, various allowances, etc., is approximately HK$1.44 million per annum, payable on monthly basis. Furthermore, a discretionary annual bonus is normally payable to Mr. Kwan with the amount of such bonus to be fixed unilaterally by the employer in each year. The amount of the emolument payable to Mr. Kwan is determined by reference to the level and/or range of remuneration package normally granted by employers in Hong Kong to a senior executive of comparable calibre and job responsibilities. Such emolument is determined by the Company as a reasonable amount.

In relation to the appointment of Mr. Kwan as a Director of the Company, there is no information which is discloseable nor is/was he involved in any of the matters required to be disclosed pursuant to any of the requirements of the provisions under paragraphs 13.51(2)(h) to 13.51(2)(v) of the Listing Rules, and there is no other matter which needs to be brought to the attention of the shareholders of the Company. In accordance with the provisions of the Company’s articles of association, Mr. Kwan will hold the office of Director of the Company until he retires from the Board of Directors of the Company at the forthcoming annual general meeting of the Company to be held in May 2007.

After the abovementioned board change, the Board will comprise Mr. Stephen T. H. Ng, Mr. William J. H. Kwan and Mr. Peter S. O. Mak, together with four independent non-executive Directors, namely, Mr. F. K. Hu, Dr. Dennis T. L. Sun, Sir Gordon Y. S. Wu and Mr. Anthony K. K. Yeung.

For	i-CABLE COMMUNICATIONS LIMITED

Wilson W. S. Chan
Company Secretary

Hong Kong, 18th January, 2007